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                                                         September 30, 2022


Via Email

Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
1114 Avenue of the Americas
New York, NY 10036

           Re: Gainbridge Life Insurance Company
               File No. 333-266211

Dear Ms. Kent:

        On July 19, 2022, you filed an amendment to a registration statement on Form S-1 on
behalf of the Gainbridge Life Insurance Company (the    Company   ). We have
further reviewed
the registration statement and have provided our comments below. These comments incorporate comments provided orally to you on September 19, 2022. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. 1

General

1. Please confirm that all missing information, including the name of the Contract, all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. If the registration statement will go effective 135 days after the end
        of the Company   s last fiscal year end, interim financial statements
required by rule 3-12
        of Regulation S-X will need to be included.

2. Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the
        Company will be solely responsible for any benefits or features associated with the
        Contract.

3. The prospectus should include the legend on the back cover page required by Item 502(b)
        of Regulation S-K.


1
     All capitalized terms not otherwise defined herein have the meaning given to them in the amended registration statement.
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 2 of 9



Cover Page

       General comments:

4. The cover page of the prospectus states that sales of the product are not subject to state or federal suitability requirements:

       a. Please clarify supplementally why this is the case, including a discussion of whether there are otherwise relevant rules or regulations (e.g., FINRA rules or state-adopted NAIC model regulations) and, if so, why they do not apply.

       b. In addition, please supplementally identify any suitability and supervisory practices the issuer will put in place on its own for sales of the product or, if there are no plans for any, clarify supplementally the basis for your belief that there is no need for such practices.

       c. Please clarify whether XYZ Broker-Dealer will be subject to suitability and best interest obligations with regard to sales of the Contract, on the cover page and where appropriate within the prospectus.

5. Please supplementally address whether state insurance laws or regulations impose any requirements on an indexed annuity product that is sold directly to investors.

6. The cover page of the prospectus is three pages long. Please consider streamlining to shorten the length; for example, by providing less detail regarding the various protection strategies. See Item 501(b) of Regulation S-K.

       Specific comments:

7. Given the product will be directly sold to investors, in the first paragraph, please more clearly explain what it means to be a modified single premium individual deferred annuity contract with one or more index strategies. For example:

            x   that purchase payments will be accepted only during a 180 day period at the
                beginning of the contract;

            x   that there will be an accumulation phase during which
contributed and credited
                assets can be reallocated to one or more investment
alternatives or    Strategies
                (based on a fixed rate or reference index) at the end of
specified investment
                periods;
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 3 of 9

           x   that the Company will credit or debit the investor   s account
with a positive or
               negative return that is based on the return of the chosen
Strategy; and,

           x   during the annuity phase, depending on the settlement option the investor
               chooses, the Company will either make periodic payments or a single lump
               payment of the investor   s contract value.

8. In the second paragraph, please replace the second sentence with a statement that notes in bold that all obligations of the Company are subject to its creditworthiness and claims paying ability, and move to the end of the paragraph.

9. Please briefly clarify the difference between the Daily Index Credit and the Indexed
       Strategy Credit (e.g., the Daily Index Credit reflects changes in the reference index throughout the Index Strategy Term while the Indexed Strategy Credit is designed to either provide downside protection at the end of the Index Strategy Term or, in the case of a Coupon Strategy Credit, to provide some downside protection or enhance a positive return determined by the Daily Index Credit).

10.    Please highlight the first bullet in the cover page in bold.

11. In the first paragraph following the bullet points, please bold the first three sentences
       (   The Buffer Credit     losses on any other day of the Indexed
Strategy Term.   ).

12. In the third paragraph following the Indexed Strategies bullets, you state the Company
       will    always ... offer the Fixed Interest Strategy and the Coupon
Strategy.    This suggests
       the Company in effect reserves the right not to offer either a floor or a buffer for any
       Term. If so, please state this in bold in the cover page as well as in the summary section and also note in bold that in those cases the only options will either be a fixed rate option or a coupon strategy that provides downside protection of as little as less than 1%. If this reading is not correct, please clarify supplementally what is intended by this statement.
       Additionally, if the disclosure is meant to suggest that the Company may at times only offer a fixed rate option, please explain supplementally and provide precedent for this statement.

13. In the second paragraph preceding the bolded language at the end of the cover page, you
       state the investor    may choose to consult with a ... financial or tax
professional before
       making [a purchase] ... decision.    Please change this sentence to note
the investor should
       consult with a financial professional about the contract   s features,
benefits, risks, and
       fees, and whether the contract is appropriate for the investor based upon his or her financial situation and objectives, and highlight this sentence in bold.

14. In the paragraph immediately preceding the bolded language at the end of the cover page
       you state the prospectus is intended to    summarize material rights and
obligations under
       the Contract.    Please revise this sentence to state that the
prospectus describes all
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 4 of 9

       material rights and obligations under the Contract," and make any further changes necessary to support the statement as revised.

15. In the paragraph describing cancellation, you state the investor will receive either a full refund of the Purchase Price or Contract Value. Please state whether the investor will receive the greater or lesser of the two amounts (e.g., that there may be investment losses the investor will bear during the cancellation period).

       Definitions, pages 1-4

16. Coupon Rate: The cover page states that the Coupon Index Strategy has a three-month term but the Coupon Rate is expressed as an annual rate. Please clarify how an investor can determine the Coupon Rate for the Strategy Term.

17.    Daily Index Credit: The defined term,    Daily Index Credit    appears
to be used in two
       different ways: first, to describe the index credit at the end of each business day and, second, to describe the sum of Daily Index Credits over the course of a Term (see, e.g., references to the Daily Index Credit in the discussion of value calculations at the end of a
       Strategy Index Term). Please revise the prospectus so there is no confusion over which meaning is intended anywhere the term is used.

18. Deductions: Please briefly describe what a reallocation is within the context of the definition (e.g., moving money to another permitted strategy at the end of the Strategy
       Term).

       At a Glance Product Summary, page 4

19. Because the product is being sold directly to investors without an intermediary investment adviser, please revise the information presented in the product summary to increase its readability (e.g. use of Q&As, bullet points, hyperlinks).

20. Please add a description of all transactional and ongoing expenses (e.g., the Withdrawal
       Charge, any ongoing contract charges and any other administrative charges such as transfer charges for reallocating to new segments). We note that on page 44, you state that you will recoup brokerage commissions and other expenses through fees and charges deducted under the Contract.

21. We note that the Withdrawal Charge applies during the first six Contract years. Please disclose whether the six years will run from the initial Purchase Payment or reset for additional Purchase Payments.

22. In the second paragraph on page 5, you state that new Indexed Strategy Terms begin on the Contract Date and every three months thereafter:
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 5 of 9


       a. Please clarify whether this is true for all of the Strategies or just the Coupon
              Indexed Strategy.

       b. Please clarify that amounts invested in a Strategy (Fixed or Indexed) may only be reallocated at the end of the Strategy Term.

       c. Please clarify when additional Purchase Payments may be invested in Indexed
              Strategies (e.g., every three months or when a 72-month term expires for the
              Buffer and Floor Indexed Strategies).

       d. Please clarify whether the Contract Date and Strategy Terms are specific to each investor.

       Available Strategies, pages 5-8

23. Given the product will be sold directly to investors, where appropriate, please clarify that amounts invested in the Contract will not be used to purchase securities in which the
       Contract owner will have any interest.

24. Please clarify that when making an investment, shorter strategies are generally considered more conservative while longer strategies are considered more aggressive.

25.    In the table on page 5, please consider deleting the reference to    1%
annually    for the
       coupon rate since each Coupon Strategy Term is only three months.

26. Please revise each bullet discussing the Indexed Strategies for plain English. Also, please move the sentence discussing the pro-rata effect of withdrawals before the end of a Term to the Withdrawal section of the prospectus and include there a description of when and why the described effect could take place. In addition, please consider moving the examples to Indexed Strategy Interest section.

27. In the discussion of the Coupon Indexed Strategy on page 6, in the first sentence, please
       delete    daily    after    which accrues Daily Index Credits   .

28. Where appropriate on page 6, please explain the difference between deductions made on a pro rata basis versus a dollar for dollar basis.

29.    In the second paragraph on page 7, please bold the sentence:    The
Indexed Strategies do
       not offer any level of downside protection on any other day of the Indexed Strategy
       Term.    Please clarify what this means for an investor who takes a withdrawal before the
       last day of the Indexed Strategy Term.
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 6 of 9

30. Please describe any discretion the Company has to change or discontinue a Reference
       Index at the end or during the middle of a Segment. Will the Company have the right to recalculate index performance from the beginning of a segment using a new index introduced in the middle of a Segment? Alternatively, please provide a link to where this information is discussed later in the prospectus.

31. Please clarify the index calculation method used to determine Contract Value. It appears that it may be point to point; however, the Daily Index Credit suggests index averaging is also a component of the calculation.

       Reallocations to Available Strategies, page 8

32. Please supplement this section to clarify what happens if reallocation instructions are not timely received.

       Withdrawals and Surrenders, pages 9-10

33. Please clarify if an investor may make unlimited withdrawals prior to annuitization of the
       Contract.

34. In the third paragraph, please explain why Premium Taxes would apply upon surrender.
       Please add that federal tax penalties may apply if withdrawals are made prior to age 59-
       1/2.

       Liquidity Risk, page 10

35. Please add that upon annuitization of the Contract, no withdrawals are permitted and payments will be limited to the settlement option chosen by the contract owner.

       Changes to Current Fixed Interest Rate, Buffer Factor, Coupon Rate, and Floor
       Factor, page 11

36. Please state, if true, that the Fixed Interest Rate is not tied to any benchmark and is determined solely by the Company.

       Reallocation Risk, page 12

37. In the second sentence of the first paragraph, for clarity, please restate the Strategy Term for each offered Strategy (e.g., is the end of the Strategy Term for the Buffer and Floor
       Index Strategies 72 months?)
       .
38. Please note as a risk that investors may not have their reallocation instructions followed if they are not submitted on a timely basis and clarify what happens in that case. Please
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 7 of 9

       also note as a risk that particular Indexed Strategies may not be available for reallocation at the start of a new Term.

39. Please describe any reinvestment risk that results if investors are automatically reinvested in a segment of the same type without an opportunity to reallocate assets at the end of a segment (e.g., will an investor be locked in for 6 additional years in the Buffer and Floor
       Index Strategies?).

       Risks, generally

40. Please add a brief discussion of potential tax risks (e.g., that gains are taxed as ordinary income rather than as capital gains, there will be a penalty for withdrawals before age 59-
       1/2, and there may be no additional tax benefit from holding the indexed annuity through a qualified plan).

       Right to Cancel, page 16

41.    Please highlight/bold the penultimate sentence of this section (   If
you exercise your right
       to cancel       ).

       Allocation and Reallocation of Purchase Payments and Contract Value, page 16

42. The prospectus states investors must provide reallocation instructions by the deadline stated in the reallocation notice. Please note here and in the summary what is the minimum amount of time for that deadline.

       Indexed Strategies, pages 17-19

43. To help with comparisons, please consider presenting examples in tabular format for the three indexed strategies.

44. The prospectus states that the Company may remove an existing Reference Index for future allocations. Please note this in the summary.

       Daily Index Credits, page 21

45. The formula in this section is extremely complex and would be difficult for an average investor to understand. Please either delete or move to an appendix and replace with a plain English narrative. Other formulas in the following sections are less complex, but should be preceded by a plain English narrative of how the defined term is derived.

46. Please revise the examples to follow plain English principles. Currently, the examples are complex translations of the variables and mathematical operations in the formula.
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 8 of 9

47. This section and the following sections on buffers, floors and coupons refer to deductions, but provide no plain English description of how the amount deducted is adjusted on a pro rata basis. These sections should be preceded by a section describing how pro-rata deductions are determined, with examples showing the effect when the
       Reference Index is both higher and lower on the date of withdrawal than on the date the
       Term began.

       Annuity Payments, Available Options, pages 37-38

48. In the second paragraph, please revise to state that withdrawals are not permitted after the
       Contract is annuitized.

49. We note that the definition of Annuitant states that "[t]he Annuitant must be the Owner."
       Please clarify how that will affect Settlement Options 2, 3 and 4. Will annuity payments be made to an Annuitant's designated beneficiary?

50. Please clarify whether an Annuitant will be permitted to change Settlement Options before or after annuitization.

       Assignment Including Ownership Change of the Contract, page 39

51.    Please disclose whether assignment is permitted after annuitization.

52. Please disclose whether an assigned Contract will be subject to Surrender Charges.

53. The last sentence of this section states that assignment may lead to adverse tax consequences. Please explain or add a cross reference to where the reasons are discussed in detail.

       The Separate and General Account, pages 39-40

54. Please clarify what guarantees are being made by the Company under the Contract.

55. Please discuss the order of priority for claims (e.g., will claims be paid first from the
       General Account then from the Separate Account?).

       Confirmation and Annual Statements, page 45

56. Please clarify how an investor may determine Contract Value or current interest or coupon rates.
 Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
September 30, 2022
Page 9 of 9

Closing

        We note that large portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.


       Should you have any questions regarding this letter, please contact me at (202) 551-6870.


                                                     Sincerely,

                                                     /s/ Jaea Hahn

                                                     Jaea F. Hahn
                                                     Senior Counsel

cc:    Kate McGah, Esq.
       Harry Eisenstein, Senior Special Counsel
       Andrea Ottomanelli Magovern, Assistant Director